UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
001-5324 (Commission File Number)

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NSTAR Savings Plan 800 Boylston Street Boston, Massachusetts 02199

Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES One Federal Street, Building 111-4 Springfield, Massachusetts 01105

Financial Statements and Supplemental Schedules

NSTAR Savings Plan

Years ended December 31, 2012 and 2011

with Report of Independent Registered Public Accounting Firm

NSTAR Savings Plan

Financial Statements and Supplemental Schedules

Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedules

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

15

Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions

16

Signature

17

Exhibit Index

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm - Fiondella, Milone & LaSaracina LLP

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm - McGladrey LLP

* All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of

NSTAR Savings Plan

We have audited the accompanying statement of net assets available for benefits of the NSTAR Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2011 were audited by another auditor whose report dated October 5, 2012 expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of December 31, 2012, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

By:  /s/ Fiondella, Milone & LaSaracina LLP

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

June 26, 2013

NSTAR Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
(Thousands of Dollars)	2012	2011
Assets:
Investments, at Fair Value:
Registered Investment Companies	$ 495,248	$ 448,164
Northeast Utilities Common Shares Fund	396,501	368,744
Investments Held by Brokerage Link	49,151	45,705
Cash and Cash Equivalents	17	10
Total Investments	940,917	862,623

Receivables:
Notes Receivable from Participants	19,911	19,416
Receivable from Broker for Securities Sold	3,441	2,196
Employee Contributions Receivable	812	-
Employer Contributions Receivable	252	-
Total Receivables	24,416	21,612

Liabilities:
Liabilities for Securities Purchased	(3,678)	(1,750)
Total Liabilities	(3,678)	(1,750)

Net Assets Available for Benefits	$ 961,655	$ 882,485

See accompanying notes to financial statements.

NSTAR Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(Thousands of Dollars)	2012	2011
Additions:
Employee Contributions (Including Rollover Contributions)	$ 32,595	$ 30,104
Employer Contributions	10,834	10,317
Total Contributions	43,429	40,421

Net Appreciation in the Fair Value of Investments	83,709	20,772
Interest and Dividend Income	27,419	22,687
Total Additions	154,557	83,880

Deductions:
Distributions to Participants	(75,377)	(45,942)
Administrative Expenses	(10)	(10)
Total Deductions	(75,387)	(45,952)
Net Increase	79,170	37,928

Net Assets Available for Benefits, Beginning of Year	882,485	844,557

Net Assets Available for Benefits, End of Year	$ 961,655	$ 882,485

See accompanying notes to financial statements.

NSTAR Savings Plan

Notes to Financial Statements

1.  Plan Description

The following description of the NSTAR Savings Plan (the Plan) provides only general information. Eligible participants’ (Participants) benefits under this Plan are determined in accordance with the Plan document. Participants should refer to the Plan document for a more complete description of the Plan. Features of the Plan are described below.

General

The Plan is administered by the Plan Administration Committee (Committee) of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion. The fiduciaries with respect to the Plan are NSTAR LLC (the Company), which is the Plan Sponsor, the Plan Administration Committee, the Investment Management Committee of NSTAR, and the Plan Trustee as defined below. The Company is responsible for determining who has the power to amend and terminate the Plan and certain other duties. The Investment Management Committee is responsible for establishing and implementing Plan investment policies. This Committee selects investment fund options available to participants under the Plan, and monitors the performance and operations of Plan investment managers and the Plan Trustee.

Plan investment assets are held in trust by Fidelity Management Trust Company (Fidelity), the Plan Trustee. Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, Inc., the Plan record keeper. The Trustee retains the Plan assets and makes distributions as instructed by the Investment Management Committee or its designee. The Investment Management Committee is responsible for appointing and removing the Plan Trustee.

The Plan provides retirement benefits for participating eligible employees through a program of salary-deferral contributions and limited matching employer contributions. The Plan has been amended from time to time, most recently effective September 27, 2012. The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), as amended, and utilizes the federal income tax deferral features of Section 401(k) of the IRC. Management believes the Plan continues to be operated in accordance with ERISA and the applicable IRC sections.

Contributions

Active NSTAR employees, excluding specific groups of employees, as defined in the Plan document, are eligible to participate in the Plan following the completion of one hour of service. Employees covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining must be regularly scheduled to work at least twenty hours per week in order to be eligible to participate in the Plan.

NSTAR Savings Plan

Notes to Financial Statements (continued)

1.  Plan Description (continued)

Contributions (continued)

Participants in the Plan may contribute from one percent to 50 percent of their eligible compensation on a pre-tax basis, up to the annual Internal Revenue Service (IRS) limit ($17,000 and $16,500 for 2012 and 2011, respectively). Participants can change the level of their deferral contributions at any time. Beginning November 1, 2012, certain eligible participants are also able to make Roth 401(k) after-tax contributions to the Plan. For the Plan year ended December 31, 2012, the employer matching contribution was equal to 50 percent up to the first eight percent of a Participant’s eligible compensation contributed into the Plan. The matching funds are invested in the Northeast Utilities (NU) Common Share Fund, and there are no restrictions on Participants transferring these funds to other Plan investments.

Certain participants are able to contribute up to the annual IRS limit with respect to so-called pre-tax "catch-up" contributions to the Plan. Catch-up contributions are additional pre-tax contributions of up to $5,500 for Participants who are at least age 50 during the plan year, subject to certain limitations.

Participants are permitted to roll-over account balances from other qualified plans, subject to provisions of the Plan.

Investment Options

Investment options available as of December 31, 2012 were as follows:

1.

NU Common Shares Fund (comprised of Company shares and a money market fund)

2.

Fidelity Asset Manager 50% Fund

3.

Fidelity Retirement Government Money Market Portfolio

4.

Fidelity Retirement Money Market

5.

Fidelity Spartan 500 Index Fund – Institutional Class

6.

Fidelity Intermediate Bond Fund

7.

Fidelity International Discovery K Fund

8.

Fidelity Growth Company K Fund

9.

Fidelity Mid-Cap Stock K Fund

10.

Morgan Stanley Institutional Fund, Inc. – Small Company Growth Portfolio – Class I (“the MSI Fund”)

11.

Vanguard Windsor II Fund – Admiral Shares

12.

Fidelity Brokerage Link

NSTAR Savings Plan

Notes to Financial Statements (continued)

1.  Plan Description (continued)

Investment Options (continued)

Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including registered investment companies, money market funds, common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options, limited partnerships and certificates of deposit. Participant contributions and investment earnings remain available for Participant direction.

Dividends

Participants are permitted to reinvest NU common share dividends allocated to the NU Common Shares Fund or to receive the distribution of those dividends in cash, or a combination of both options, subject to a freeze period beginning seven days prior to the date any dividend is paid. During this seven-day period, Participants cannot change this election. If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio. Effective April 10, 2012, cash dividends are distributed quarterly in March, June, September and December of each year. Previously, cash dividends were distributed quarterly on February 1, May 1, August 1, and November 1.

Participants’ Accounts

Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income according to the participant’s investment of his or her own account.  Allocations of income are determined at the participant account level.

Vesting

Participants are fully vested at all times in their entire account balance, including employer contributions.

NSTAR Savings Plan

Notes to Financial Statements (continued)

1.  Plan Description (continued)

Benefits

Following termination or retirement, the participant has several options: participants may defer receipt of any balances in their account up to the time they attain age 70 ½ if their account balance is greater than $1,000; they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; or they can request a lump sum disbursement. Participants who have terminated employment may also take partial distributions. In-service withdrawals and loans are permitted if certain criteria are met.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 31, 2012 and 2011.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Subject to certain limitations, participants may apply for loans from their account balances. Interest on the loan is set at a reasonable rate as determined by the Committee at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 30 years (for a primary residence loan).

Plan Termination

Although the Company intends to continue the Plan and its contributions to the trust, the Company may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors. Upon termination, the Plan recordkeeper shall make a final allocation of Company matching contributions, employer ESOP contributions and net earnings/(losses) to the participants after payments of all outstanding claims against the Plan have been made. Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

NSTAR Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), and in accordance with the rules and regulations of ERISA.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Income Recognition

The allocation of each Plan investment fund’s earnings to a Participant’s account is based on the percentage of the Participant’s units in the fund’s Plan investment and is allocated daily. Capital gain distributions are included in dividend income. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant’s account between investment choices. The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation in the fair value of its investments that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant contributions are recorded in the period payroll is earned by the Participants. Employer matching contributions are deposited and recorded concurrent with the payroll periods.

Distributions and Withdrawals

Distribution and withdrawal payments are recorded when approved for payment.

NSTAR Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Investments

Plan investments are stated at fair value. The fair value of shares held in investments at registered investment companies and certain assets in the self-directed Brokerage Link account is based on the closing market price as of December 31, 2012 and 2011. Preferred stock, corporate and government bonds in the self-directed Brokerage Link account are valued based on quoted prices in non-active markets. Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit value of the NU Common Shares Fund was $27.30 as of December 31, 2012 and the unit value of the NSTAR Common Shares Fund was $25.02 as of December 31, 2011.

The Plan has investment options for participants, which invest in various securities including registered investment companies, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Transfers between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

Fair Value of Financial Instruments

The Plan applies Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurement and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

NSTAR Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Reclassifications

Certain 2011 amounts have been reclassified to conform with the 2012 presentation. Such reclassifications had no impact on net assets available for benefits or the change in net assets available for benefits.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Disclosures required by the Amendment include information about transfers between Level 1 and Level 2 of the fair value hierarchy, information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and interrelationships between those unobservable inputs, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the value of such items is required to be disclosed. The Amendment is effective for reporting periods beginning after December 15, 2011, with early adoption not permitted, and must only be applied prospectively. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

3.  Summary of Plan Investments

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, were as follows:

(Thousands of Dollars)	2012	2011
NU Common Shares Fund (1)	$ 396,501	$ 368,744
Spartan 500 Index Fund -Institutional Class	109,822	98,246
Vanguard Windsor II Fund	77,482	70,638
Fidelity Asset Manager 50% Fund	68,487	60,571
Fidelity Retirement Government Money Market Portfolio	58,105	57,692
Brokerage Link	49,151	45,705
Fidelity Growth Company K Fund	48,594	*

* Investment did not reach 5% threshold in 2011.

(1)

Effective April 10, 2012, all NSTAR common shares were converted to NU common shares.

NSTAR Savings Plan

Notes to Financial Statements (continued)

3.  Summary of Plan Investments (continued)

For the years ended December 31, 2012 and 2011, the Plan’s investments appreciated (depreciated) in fair value as follows:

(Thousands of Dollars)	2012	2011
NU Common Shares Fund	$ 48,319	$ 36,578
Brokerage Link	3,979	(3,640)
Registered Investment Companies	31,411	(12,166)
	$ 83,709	$ 20,772

4.  Fair Value Measurements

The Plan discloses fair value measurements pursuant to a framework for measuring fair value in accordance with GAAP. The Plan follows a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

NSTAR Savings Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

The following represents the fair value hierarchy of NSTAR Savings Plan financial assets that were recognized at fair value on a recurring basis as of December 31, 2012 and 2011.

	2012
(Thousands of Dollars)	Level 1	Level 2	Level 3	Total
Investments
Registered investment companies	$ 495,248	$ -	$ -	$ 495,248
NU Common Shares Fund	-	396,501	-	396,501
Fidelity Brokerage Link	48,260	891	-	49,151
Cash and cash equivalents	17	-	-	17
Total	$ 543,525	$ 397,392	$ -	$ 940,917

	2011
(Thousands of Dollars)	Level 1	Level 2	Level 3	Total
Investments
Registered investment companies	$ 448,164	$ -	$ -	$ 448,164
NSTAR Common Shares	365,529	-	-	365,529
Fidelity Institutional Cash Portfolio	-	3,215	-	3,215
Fidelity Brokerage Link	44,470	1,235	-	45,705
Cash and cash equivalents	10	-	-	10
Total	$ 858,173	$ 4,450	$ -	$ 862,623

Fair value of shares of registered investment companies and money market funds represent the net asset value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments. Fair value of other investments in the Fidelity Brokerage Link assets, including common stock, rights/warrants, exchange-traded options and exchange-traded limited partnerships are determined by quoted active market prices where available. These investments have all been categorized as Level 1.

Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Certificates of deposit in the Brokerage Link are valued at the balance reported by the issuing bank. Preferred stock, corporate and government bonds in the Brokerage Link are valued based on quoted prices in non-active markets. These investments have been categorized as Level 2.

During 2012, management reassessed the inputs into the fair value of the NU Common Shares Fund and determined that it should be categorized as Level 2, and therefore transferred the NU Common Shares from Level 1 to Level 2 as of December 31, 2012.

NSTAR Savings Plan

Notes to Financial Statements (continued)

5.  Administrative Expenses

Expenses and charges incurred in the administration of the Plan are paid by the Company. Fees related to the Fidelity Brokerage Link are deducted from Participant accounts. Registered investment companies’ expenses are deducted from Participant accounts. There is no cost to a Participant to initiate a loan.

For the years ended December 31, 2012 and 2011, the Company paid $26,984 and $69,642 of administrative expenses on behalf of the Plan.

6.  Tax Status

The IRS has determined and informed the Company by a letter dated May 15, 2002 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee for the Plan believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.  Party-in-Interest Transactions

Certain plan investments such as shares of registered investment companies are managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as that term is defined in section 3(14) of ERISA. Also included in the Plan’s investments are common shares of NU and NSTAR, the Plan’s sponsor, and Participant loans that also qualify as party-in-interest transactions.

For the year ended December 31, 2012, the Plan had investments in 10,057,089 common shares of NU, with a cost basis of $187.3 million.  For the year ended December 31, 2011, the Plan had investments in 7,783,849 common shares of NSTAR, with a cost basis of $181.7 million. For the years ended December 31, 2012 and 2011, the Plan recorded dividend income of $14.9 million and $11.9 million, respectively.

NSTAR Savings Plan

Notes to Financial Statements (continued)

8.  Plan Amendments

The Plan was amended upon the consummation of the merger between NU and NSTAR on April 10, 2012 to update language in the Plan Document to reflect NU as the new Parent Company and Administrator.

Effective September 27, 2012, the Plan was amended to update eligibility requirements for the Plan. Any employees hired or rehired on or after October 1, 2012, except those covered by a collective bargaining agreement, are no longer eligible to participate in the Plan. Any employees hired or rehired on or after November 1, 2012 who are members of Local 369 of the Utility Workers Union of America, are no longer eligible to participate in the Plan.  Instead, these employees are eligible to participate in the Northeast Utilities Service Company 401k Plan.

As part of the amendment dated September 27, 2012, effective on November 1, 2012, the Plan began accepting Roth 401(k) after-tax contributions made on behalf of either members who are not covered by a collective bargaining agreement or members who are covered by a collective bargaining agreement which specifically provides for such contributions.

Form 5500

EIN:  04-3466300

Plan No. 003

NSTAR Savings Plan

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2012

(Thousands of Dollars)

(a)	(b)	(c) Description of Investment	(e)
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest,	Current
	Similar Party	Collateral, Par or Maturity Value	Value
*	Northeast Utilities	NU Common Shares Fund	$ 396,501
*	Fidelity	Spartan 500 Index Fund - Institutional Class	109,822
	Vanguard	Windsor II Fund	77,482
*	Fidelity	Asset Manager 50% Fund	68,487
*	Fidelity	Retirement Government Money Market Portfolio	58,105
*	Fidelity	Growth Company K Fund	48,594
*	Fidelity	Intermediate Bond Fund	43,180
*	Fidelity	International Discovery K Fund	37,329
*	Fidelity	Mid-Cap Stock K Fund	31,347
	Morgan Stanley	Institutional Fund Inc. – Small Company Growth Portfolio – Class I	20,902
*	Various	Brokerage Link	49,151
*	Plan Participants	Loans to Participants **	19,911
*	Northeast Utilities	Cash and Cash Equivalents	17
			$ 960,828

*	Indicates party-in-interest.

**

The participant loans have interest rates ranging from 3.25 percent to 9.50 percent with maturity dates ranging from January 1, 2013 to June 10, 2042.

Form 5500

EIN:  04-3466300

Plan No. 003

NSTAR Savings Plan

Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions

As of December 31, 2012

(Thousands of Dollars)

(a)	(b)	(c)		(e)		(g)	(h)	(i)
Identity of Party Involved	Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/(Loss)

Category (i) - Single transactions in excess of 5% of Plan assets

*Northeast Utilities	NU Common Shares	1	$191,386	-	-	$191,386	$191,386	-

Category (iii) - Series of transactions in excess of 5% of Plan assets

*Northeast Utilities	NU Common Shares	145	$210,613	-	-	$210,613	$210,613	-

*Party-in-Interest

There were no category (ii) or (iv) reportable transactions

Columns for "Lease Rental" and "Expenses Incurred with Transactions" are not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NSTAR Savings Plan

	/s/	Christine M. Carmody
Date: June 26, 2013		Christine M. Carmody
Senior Vice President - Human Resources
Plan Administrator